ORRICK

02049408

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

August 14, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SEC MAIL PROCESSING
RECEIVED
AUG 20 2002
WASH. D.C. 180 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto are the 1st Quarter Results of Flughafen Wien A.G. which have been published by the Company since our last submission of May 13, 2002.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/vhg
Enclosure

dlw 8/27

DOCSNY1:873244.1
13141-2 JG9

Press Information

FILE NO.
82-3907

Vienna International Airport
Less charter passengers than in prior year
Transfer volume rises by a further 8.6%

Significantly weaker development in the tourism sector had a major impact on traffic at Vienna International Airport during July. The number of passengers fell by 2.9%, with charters showing a minus of 9.2% and scheduled flights a considerably lower decrease of 1.4%. Developments in the transfer segment remained good, with an increase of 8.6% in the number of passengers. Flight movements stagnated at -0.3% and maximum take-off weight was 1.5% lower, but cargo demonstrated good development with a plus of 10.6%.

From January to July the number of passengers declined by 3.3%. Flight movements decreased by 1.7%, maximum take-off weight (MTOW) fell by 6.7%, and cargo volume dropped by 7.1%.

	July 2002	Change in %	January to July 2002	Change in %
Passengers:	1,209,396	-2.9	6,688,690	-3.3
Transfer passengers:	417,654	8.6	2,326,278	8.4
Maximum take-off weight (in tonnes):	471,913	-1.5	2,822,381	-6.7
Flight movements (arrival + departure):	17,026	-0.3	106,744	-1.7
Cargo in tonnes (air cargo and trucking):	14,351	10.6	87,685	-7.1

For additional information contact:

Dagmar Lang (+43-1-)7007-22103
Hans Mayer (+43-1-)7007-23000

24/02 .... M/DL .... August 13, 2002